990 Town and Country Boulevard Houston, TX 77024-2217 Telephone: 713-629-6600

May 16, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Sandra Wall
Mr. Brad Skinner

Re: Marathon Oil Corporation
    Form 10-K for Fiscal Year Ended December 31, 2023
    Filed February 22, 2024
    File No. 001-05153

Dear Ms. Wall and Mr. Skinner:

On behalf of Marathon Oil Corporation (“Marathon Oil”), we acknowledge receipt of the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated May 3, 2024 (the “Comment Letter”), concerning Marathon Oil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on February 22, 2024. Set forth below is the response from Marathon Oil to the Comment Letter.

For convenience of the Staff’s review, we have set forth below in bold type the numbered comment of the Staff in the Comment Letter, with Marathon Oil’s response thereto immediately following the comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 8. Financial Statements and Supplementary Data
Supplementary Information on Oil and Gas Producing Activities (Unaudited)
Estimated Quantities of Proved Oil and Gas Reserves
Changes in Proved Undeveloped Reserves, page 105

1.Please expand your explanation of the changes in proved undeveloped reserves due to revisions of previous estimates to include the unexplained net volume decrease of 6 MMBoe. Include all contributing factors, both positive and negative, so the entire volume change is explained. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Response: We have reviewed Item 1203(b) of Regulation S-K and respectfully acknowledge the Staff’s comment. The previously unexplained net volume decrease of 6 MMBoe relates to decreases in commodity prices. In future filings, we will ensure the entire change in the volume of proved undeveloped reserves is explained.

2.Please expand your disclosure of proved undeveloped reserves converted to proved developed to include the associated capital expenditures. Refer to the disclosure requirements in Item 1203(c) of Regulation S-K.

Response: We have reviewed Item 1203(c) of Regulation S-K and respectfully acknowledge the Staff’s comment. We expended capital of approximately $1,070 million to transfer 92 MMBoe of proved undeveloped reserves to proved developed reserves during the year.

In future filings, we will include disclosure of capital expenditures associated with the quantities of proved undeveloped reserves converted to proved developed reserves in the reporting period.

If you have any questions, please do not hesitate to contact the undersigned at 713-296-4140.

Sincerely,

/s/ Zach B. Dailey
Zach B. Dailey
Vice President, Controller and Chief Accounting Officer
Marathon Oil Corporation